Item 26. Exhibit (d) iv.

Supplemental Monthly Term Insurance Rider

This Supplemental Monthly Term Rider (“Term Rider”) provides the Owner the option to purchase an Amount Of Monthly Term Insurance on the life of the Insured to supplement the Policy Selected Face Amount. This rider may be elected in the application for this Policy or a subsequent application for this rider, provided however that this rider must be elected prior to the Insurer’s reaching Attainted Age of 75.

If elected, the Selected Face Amount of this rider (“Term Rider Selected Face Amount”) and the effective date of this rider will be shown in the Policy Specifications, and this rider will continue in force until its termination as described below. The Term Rider Selected Face Amount cannot exceed ten (10) times the Policy Selected Face Amount.

The Amount Of Monthly Term Insurance purchased by this rider does not have account value, cash surrender value, or loan value.

Any Waiver of Monthly Charges rider attached to this Policy will extend the coverage to the charges associated with this rider.

Rider Part Of Policy

This rider is made part of this Policy as of the date the rider is issued, as shown in the Policy Specifications (“Term Rider Issue Date”).

Capitalized terms not defined in this rider shall have the meanings ascribed to them in this Policy. This Policy’s provisions apply to this rider. To the extent provisions contained in this rider are contrary to or inconsistent with the Policy’s provisions, the provisions of this rider will control with respect to this rider.

Amount Of Monthly Term Insurance

The Amount Of Monthly Term Insurance in force under this rider is the Term Rider Selected Face Amount shown in the Policy Specifications reduced (to not less than zero (0)) by the excess, if any, of the Policy Minimum Death Benefit over:

•	For Death Benefit Option # 1, the Policy Selected Face Amount;

•	For Death Benefit Option # 2, the Policy Selected Face Amount plus the Policy’s account value; or

•	For Death Benefit Option # 3, the greater of: (i) the Policy Selected Face Amount, or (ii) the Policy Selected Face Amount, plus the sum of all premiums paid, less any withdrawals.

Rider Charges

We deduct monthly charges for this rider from the Policy’s account value on each Monthly Calculation Date. We assess monthly charges of two types for this rider:

1.	Rider Face Amount Charge. The amount of this charge is shown in the Policy Specifications. The charge is based on the initial Term Rider Selected Face Amount shown in the Policy

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Specifications. These amounts are guaranteed and will not change.

2.	Rider Cost of Insurance Charge. The amount of this charge is equal to the monthly insurance rate multiplied by each $1,000 of the Amount Of Monthly Term Insurance that requires a charge (calculated as described below). Monthly rates may be changed byus from time to time However, the rates for this rider will never be more than the maximum rates shown in the Table Of Maximum Cost of Insurance Charges for the Supplemental Monthly Term Insurance Rider in the Policy Specifications. We have the right to charge less than the maximum charges shown in the Table. This charge may be based on our expectations of future mortality, investment earnings, persistency and expense results, capital and reserve requirements, taxes and future profits. We may set different monthly cost of insurance rates for the Policy Selected Face Amount and the Term Rider Selected Face Amount.

The Amount Of Monthly Term Insurance that requires a charge is computed as of the date the charge is due. The amount is determined by calculating the Amount Of Monthly Term Insurance as described in the “Amount of Monthly Term Insurance” provision. We then divide this amount by an amount equal to 1 plus the monthly equivalent (expressed as a fraction) of the minimum annual interest rate for the fixed account value shown in the Basis of Computation section of the Policy Specifications. The result is the Amount Of Monthly Term Insurance that requires a charge.

The Rider Charges for the Amount Of Monthly Term Insurance will be waived if:

•	This Policy has a Waiver of Monthly Charges Rider on the Insured which is in force as of the applicable Monthly Calculation Date(s); and

•	At that time, the Insured is totally disabled as defined in such Waiver of Monthly Charges Rider.

Rider Death Benefit

In the event of the death of the Insured, the Amount Of Monthly Term Insurance in effect on the Insured’s date of death will be paid to the Beneficiary.

To pay any benefit under this rider, we require that due proof of the death be given to us at our Administrative Office. This proof must show that the Insured’s death occurred while this rider was in force.

Increases and Decreases

While this rider is in force, the Term Rider Selected Face Amount may be increased upon written application. Evidence of insurability, satisfactory to us, is required for each increase. The Term Rider Selected Face Amount cannot exceed ten (10) times the Policy Selected Face Amount.

The Term Rider Selected Face Amount may be decreased upon written application satisfactory to us. Term Rider Selected Face Amount decreases may impact the tax status of the Policy. Please see the Status for Federal Tax Purposes provision in the Policy.

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Any requested increase or decrease in the Term Rider Selected Face Amount will be effective on the Monthly Calculation Date which is on, or next follows, the later of:

●	The date we approve the Owner’s Written Request for such change; or

●	The requested effective date of the change.

Upon withdrawal of the Policy’s non-loaned account value, the Term Rider Selected Face Amount may be decreased in addition to the Policy’s Selected Face Amount, to prevent an increase in the amount of insurance which requires a charge.

If a decrease is required, the Term Rider Selected Face Amount will be decreased first.

Suicide

If the Insured dies by suicide, while sane or insane, within two years after The Rider’s Issue Date, the amount we will pay will be limited to the monthly charges for this rider.

If the Insured dies by suicide, while sane or insane, within two years after the effective date of any optional increase in the Term Rider Selected Face Amount, the amount we will pay with respect to such increase will be limited to the monthly charges associated with such increase.

Reinstatement

If this rider is terminated with the Policy, both may be reinstated - that is, put back in force - unless the Policy was surrendered for its cash surrender value. Reinstatement must be made within three (3) years after the date of termination and during the Insured’s lifetime.

Evidence of insurability satisfactory to us is required to reinstate. A premium is also required as a cost to reinstate. That premium must be no less than the amount necessary to produce a Policy account value equal to three (3) times the monthly charges due on the Monthly Calculation Date which is on, or next follows, the date of reinstatement.

General Provisions

Any assignment of this Policy will include this rider. The interest of any Beneficiary under the rider will be subject to any assignment of the Policy to which we are bound. Any proceeds payable under the rider shall be payable in one sum.

If the age [or gender] of the Insured is misstated, we will adjust any amount payable to the amount that the most recent monthly charges for this rider deducted from the Policy’s account value would have purchased at the correct age [or gender]. If the adjustment is made before the Insured dies, then future monthly deductions will be based on the correct age [or gender].

Contestability

We will not contest this rider after it has been in force during the lifetime of the Insured for a period of two years from the rider’s Issue Date.

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We will not contest the amount of any optional increase of the coverage under this rider after the increase has been in force during the lifetime of the Insured for two years after the effective date of the increase.

After the rider has been in force for two years, any contest of an increase of the coverage under this rider will be based solely on the application for such increase.

Termination Of This Rider

This rider will terminate on the earliest of:

1.	the date of termination of the Policy; or

2.	the end of the grace period, if any premium due to cover the monthly charges remains unpaid; or

3.	the Monthly Calculation Date on or next following the date we receive a Written Request to terminate this rider; or

4.	the date an Overloan Protection Rider (if applicable) is activated on the Policy; or

5.	the Paid-up Policy Date; or

6.	the date the Insured reaches Attained Age 95; or

7.	the death of the Insured.

MASSACHUSETTS MUTUAL LIFE INSURANCE COMPANY

/s/ Roger Crandall	/s/ Pia Flanagan

President	Secretary

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